                             BASS, BERRY & SIMS PLC
                                Attorneys at Law
                    ----------------------------------------
                    A PROFESSIONAL LIMITED LIABILITY COMPANY

                                 AmSouth Center
                        315 Deaderick Street, Suite 2700
                         Nashville, Tennessee 37238-3001
                                 (615) 742-6200

RYAN D. THOMAS

PHONE: (615) 742-7765
FAX:   (615) 742-2778
E-MAIL:rthomas@bassberry.com


                                 January 5, 2006

VIA EDGAR & OVERNIGHT COURIER

Mr. Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC  20549-0303

         RE:      HEALTHSPRING, INC.
                  REGISTRATION STATEMENT ON FORM S-1, AMENDMENT NO. 1 FILED DECEMBER 9, 2005
                  FILE NO. 333-128939

Dear Mr. Riedler:

         On behalf of HealthSpring, Inc. (the "Company"), and in response to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated December 23, 2005 (the "Comment Letter"), I submit this letter containing the Company's responses to the Comment Letter. Amendment No. 2 to the Registration Statement was filed today with the Commission via EDGAR. The Company's responses to the Comment Letter correspond to the numbered comments in the Comment Letter. Defined terms used but not defined herein have the meanings set forth in the Registration Statement.

FORM S-1

If we are unable to implement effective internal controls..., page 21

1. We reissue comment 23 in part. This risk factor still appears to be generic in nature. Please discuss the specific issues or weaknesses you have identified, if any, regarding your internal controls. If you are not aware of any such issues, please consider whether it is appropriate to include this risk factor in your document.

         RESPONSE: UNDER CURRENT RULES AND THE COMPANY'S CURRENT IPO TIMETABLE, MANAGEMENT'S ASSESSMENT OF THE COMPANY'S INTERNAL CONTROLS OVER FINANCIAL REPORTING AND THE AUDIT OPINION OF THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AS TO THE EFFECTIVENESS OF THESE CONTROLS WILL NOT BE REQUIRED UNTIL THE COMPANY FILES ITS ANNUAL REPORT ON FORM 10-K FOR ITS FISCAL YEAR ENDED DECEMBER 31, 2006. THERE CAN BE NO ASSURANCE THAT THE EVALUATION OF THE EFFECTIVENESS OF THE COMPANY'S INTERNAL CONTROLS WILL NOT REVEAL ISSUES

Mr. Jeffrey Riedler
Securities and Exchange Commission
January 5, 2006
Page 2


         OR WEAKNESSES. IN LIGHT OF THE POTENTIAL ADVERSE INVESTOR REACTION TO THE IDENTIFICATION OF ANY ISSUES OR WEAKNESSES, THE COMPANY BELIEVES THE PROPOSED RISK FACTOR IS APPROPRIATE. THE COMPANY HAS REVISED THE DISCLOSURE TO CLARIFY THAT IT HAS NOT AT THIS TIME ASSESSED THE EFFECTIVENESS OF ITS INTERNAL CONTROLS REQUIRED BY SECTION 404 OF THE SARBANES-OXLEY ACT.

Capitalization, page 29

2. In light of your response to prior comment 29, please disclose how the GTCR funds advised you of their intentions and the extent to which they are bound by these intentions. If they are non-binding, please further justify, to us, why it is appropriate to assume that the preferred stock will convert to common stock, as it would not appear to be factually supportable.

         RESPONSE: PURSUANT TO THE COMPANY'S EXISTING CERTIFICATE OF INCORPORATION, REDEMPTION OF THE SHARES OF PREFERRED STOCK IS REQUIRED IN CONNECTION WITH AN INITIAL PUBLIC OFFERING ONLY AT THE WRITTEN REQUEST OF THE HOLDERS OF A MAJORITY OF THE PREFERRED STOCK. IF NO SUCH REQUEST FOR REDEMPTION IS MADE, THE PREFERRED STOCK AUTOMATICALLY CONVERTS INTO COMMON STOCK UPON CONSUMMATION OF THE INITIAL PUBLIC OFFERING. THE COMPANY HAS BEEN INFORMED THAT GTCR (THE HOLDER OF IN EXCESS OF A MAJORITY OF THE SHARES OF OUTSTANDING PREFERRED STOCK OF THE COMPANY) WILL BE PROVIDING THE COMPANY A WRITTEN CONFIRMATION THAT IT DOES NOT INTEND TO REQUEST THE REDEMPTION OF THE PREFERRED STOCK IN CONNECTION WITH THE OFFERING. IN THE EVENT GTCR WERE TO REQUEST A REDEMPTION OF THE PREFERRED STOCK IN CONNECTION WITH THE OFFERING PRIOR TO THE EFFECTIVENESS OF THE REGISTRATION STATEMENT, THE COMPANY WILL FILE A PRE-EFFECTIVE AMENDMENT TO THE REGISTRATION STATEMENT AND CIRCULATE A NEW PRELIMINARY PROSPECTUS PRIOR TO PROCEEDING WITH THE OFFERING.

Selected Financial Data and Other Information, page 31

3. While your response to prior comment 31 asserted that "[n]one of the adjustments to EBITDA made in calculating Adjusted EBITDA eliminate items...prohibited by Item 10(e)(1)(ii)(B) or Question 8 of the FAQs", it appears that the adjustments made in calculating EBITDA appear to be so prohibited. Specifically, income tax expense, interest expense, and depreciation and amortization appear to recurring items. As such, please remove disclosures related to Adjusted EBITDA or justify why it is not prohibited.

         RESPONSE: ITEM 10(E)(1)(II)(B) AND QUESTION 8 OF THE FAQS PROHIBIT THE ADJUSTMENT OF A NON-GAAP PERFORMANCE MEASURE TO ELIMINATE ITEMS IDENTIFIED AS NON-RECURRING, INFREQUENT OR UNUSUAL WHEN THE GAIN OR CHARGE IS REASONABLY LIKELY TO OCCUR WITHIN TWO YEARS OR THERE WAS A SIMILAR CHARGE OR GAIN WITHIN THE PRIOR TWO YEARS. IN CALCULATING EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (THE NON-GAAP FINANCIAL MEASURE "EBITDA"), THE COMPANY HAS ADDED INCOME TAX EXPENSE, INTEREST EXPENSE AND DEPRECIATION AND AMORTIZATION EXPENSE TO THE GAAP LINE ITEM NET INCOME (LOSS) BEFORE PREFERRED DIVIDENDS. NONE OF THE ADD-BACKS MADE IN CALCULATING EBITDA ARE IDENTIFIED AS NON-RECURRING, INFREQUENT OR UNUSUAL.

         IN CALCULATING "ADJUSTED EBITDA" (AS PRESENTED IN THE REGISTRATION STATEMENT), THE COMPANY HAS MODIFIED THE NON-GAAP MEASURE EBITDA TO ELIMINATE THE EFFECT OF MINORITY INTEREST, OPTION AMENDMENT GAIN, PHANTOM STOCK COMPENSATION AND TRANSACTION EXPENSES. THESE ADJUSTMENTS TO EBITDA MADE TO CALCULATE ADJUSTED EBITDA ARE NON-RECURRING AS

Mr. Jeffrey Riedler
Securities and Exchange Commission
January 5, 2006
Page 3


         DESCRIBED IN ITEM 10(e)(1)(II)(B) OF REGULATION S-K, WITH THE EXCEPTION OF MINORITY INTEREST. CONSISTENT WITH THE STAFF'S ANSWER TO QUESTION 8 OF THE FAQS, THE COMPANY HAS ELIMINATED THE HISTORIC MINORITY INTEREST IN CALCULATING ADJUSTED EBITDA BECAUSE THERE WILL BE NO MINORITY INTEREST FOLLOWING THE OFFERING.

         AS DISCUSSED IN THE COMPANY'S RESPONSE TO PRIOR COMMENT 31 AND IN THE REGISTRATION STATEMENT, EBITDA AND ADJUSTED EBITDA ARE IMPORTANT TOOLS USED BY MANAGEMENT OF THE COMPANY TO EVALUATE THE PERFORMANCE OF THE COMPANY AND ITS HEALTH PLANS, IDENTIFY OPERATING TRENDS AT ITS HEALTH PLANS, COMPARE THE PERFORMANCE OF ITS HEALTH PLANS TO HISTORICAL PERIODS AND TO OTHER PLANS, AND DETERMINE ANNUAL INCENTIVE COMPENSATION FOR THE COMPANY'S EMPLOYEES. IN ADDITION, THE COMPANY BELIEVES DISCLOSURES OF EBITDA AND ADJUSTED EBITDA IN THE REGISTRATION STATEMENT ARE USEFUL TO INVESTORS. THE COMPANY BELIEVES IT HAS MADE ALL OF THE DISCLOSURES REQUIRED BY ITEM 10(e) OF REGULATION S-K AND AS DESCRIBED IN THE RESPONSE TO QUESTION 8 OF THE FAQS FOR THE COMPANY TO PRESENT EBITDA AND ADJUSTED EBITDA IN THE REGISTRATION STATEMENT.

Management's Discussion and Analysis of Financial Condition and Results..., page 36

Critical Accounting Policies and Estimates, page 51

Medical Claims Liability and Medical Expenses, page 52

4. In light of your response to comment 37, please disclose the extent to which "management's best estimate of medical expense incurred but not yet reported" is consistent with the point estimate that results from your actuarial methodologies. To the extent that they differ, please qualitatively and quantitatively explain why.

         RESPONSE: THE COMPANY'S BEST ESTIMATE OF MEDICAL EXPENSE IS BASED ON THE POINT ESTIMATE RESULTING FROM OUR ACTUARIAL METHODOLOGIES AND A REASONABLE PROVISION FOR ADVERSE DEVIATION DETERMINED IN ACCORDANCE WITH STANDARD ACTUARIAL PRACTICES, WHICH PROVISION VARIES ACCORDING TO THE FACTS AND CIRCUMSTANCES EXISTING AT THE TIME THE ESTIMATE IS MADE. THE DISCLOSURE HAS BEEN REVISED IN ACCORDANCE WITH THE STAFF'S COMMENT.

5. As your response to prior comment 38 noted that the changes are intended to be hypothetical, please revise your disclosures to illustrate the potential impact of reasonably likely, as opposed to hypothetical, changes, as we had requested in that comment and as contemplated by Section V. of Financial Reporting Release 72.

         RESPONSE: "OUTCOMES THAT ARE REASONABLY LIKELY TO OCCUR" AS CONTEMPLATED IN SECTION V. OF FINANCIAL REPORTING RELEASE 72 ARE FACTORED IN AND CONTEMPLATED BY THE COMPANY'S CALCULATION OF ITS BEST ESTIMATE OF MEDICAL EXPENSE IBNR. THE COMPANY BELIEVES THAT THE TABULAR DISCLOSURE OF SENSITIVITY IN MEDICAL CLAIMS LIABILITY BASED ON HYPOTHETICAL CHANGES IN COMPLETION AND CLAIMS TREND FACTORS, WHICH CAN BE FOUND IN SUBSTANTIALLY SIMILAR FORM IN NEARLY ALL OF THE COMPANY'S PUBLIC COMPANY PEERS' DISCLOSURES, IS HELPFUL DISCLOSURE. IF THE STAFF BELIEVES THE TABULAR DISCLOSURE IS NOT APPROPRIATE, THE COMPANY, AT THE REQUEST OF THE STAFF, WILL REMOVE IT FROM THE REGISTRATION STATEMENT.

Mr. Jeffrey Riedler
Securities and Exchange Commission
January 5, 2006
Page 4


6. Your response to prior comment 39 appears to provide only a general discussion of what could cause prior period liability development. As such and as we had requested, please elaborate on the actual prior period liability development that you experienced in each of the periods for which you present financial statements to include the following disclosures: (a) discuss and quantify offsetting changes in the prior estimates; (b) identify the changes in the key assumptions underlying the prior estimates; and, (c) disclose any trends in the number of claims and the average settlement amounts and how those treads are consistent with the liability development.

         RESPONSE: AS THE COMPANY HAS PREVIOUSLY RESPONDED TO THE STAFF AND DISCLOSED IN THE REGISTRATION STATEMENT, THE DEVELOPMENT OF ITS BEST ESTIMATE OF IBNR INVOLVES INCORPORATING A NUMBER OF FACTORS INTO ITS ACTUARIAL MODELS, THE MOST SIGNIFICANT OF WHICH ARE ESTIMATING COMPLETION FACTORS AND UNDERLYING CLAIMS TRENDS. BECAUSE OF THE NUMBER OF VARIABLES INCLUDED IN THE MODELS AND THE CALCULATIONS, THE QUANTIFICATION OF DEVIATIONS ATTRIBUTABLE TO INDIVIDUAL FACTORS BETWEEN PRIOR ESTIMATES AND ACTUAL PAYMENTS CANNOT BE TRACED WITH ANY REASONABLE CERTAINTY. IT IS ONLY AFTER CLAIMS HAVE BEEN SUBMITTED AND PAYMENTS PROCESSED, WHICH COULD TAKE SEVERAL MONTHS, THAT THE COMPANY IS ABLE TO IDENTIFY TREND PATTERNS AND DEVIATIONS, RESULTING IN ADJUSTMENTS TO PRIOR PERIOD LIABILITIES.

Business, page 58

7. We note your response to comment 40 regarding your belief that you "are one of the largest managed care organizations in the United States whose primary focus is the Medicare Advantage market." Please cite in your document the sources upon which this belief is based, and explain how management used these sources to arrive at the belief.

         RESPONSE: THE DISCLOSURE HAS BEEN REVISED IN ACCORDANCE WITH THE STAFF'S COMMENT.

8. We note your response to comment 41. Please identify and discuss the specific medical costs that your concentration on Medicare Advantage has enabled you to control.

         RESPONSE: THE DISCLOSURE HAS BEEN REVISED TO CLARIFY THAT THE COMPANY'S CONCENTRATION ON MEDICARE ADVANTAGE ENABLES IT TO "MANAGE" VERSUS "BETTER CONTROL" RELATED MEDICAL EXPENSES. THE COMPANY FOCUSES ITS MANAGEMENT OF MEDICAL EXPENSES ON THE HEALTH CARE NEEDS OF THE MEDICARE ELIGIBLE POPULATION, WHICH BECAUSE OF ITS INHERENT DEMOGRAPHIC FEATURES, INCLUDING AGE, HAS DIFFERENT MEDICAL NEEDS THAN THE GENERAL POPULATION. IN ADDRESSING THESE MEDICAL NEEDS, THE COMPANY ALSO ASSESSES THE ABILITIES OF VARIOUS PROVIDERS TO SERVE THAT UNIQUE POPULATION IN A COST-EFFECTIVE MANNER. THE COMPANY BELIEVES ITS MEDICAL EXPENSE MANAGEMENT CAPABILITY IS DEMONSTRATED BY THE COMPANY'S LOWER THAN INDUSTRY AVERAGE MEDICARE MEDICAL LOSS RATIOS.

Non-employee Directors, page 84

9. Please provide the names of Mr. Hensley's publishing company and real estate and rental property development companies.

         RESPONSE: THE COMPANY SUPPLEMENTALLY ADVISES THE STAFF THAT MR. HENSLEY'S PUBLISHING COMPANY IS NAMED LIFE'S A BEACH PUBLICATIONS, LLC, AND THAT THE REAL ESTATE DEVELOPMENT

Mr. Jeffrey Riedler
Securities and Exchange Commission
January 5, 2006
Page 5


         AND RENTAL PROPERTY DEVELOPMENT COMPANIES ARE NAMED SCOOTER DEVELOPMENT LLC AND RAGSTER DEVELOPMENT LLC, RESPECTIVELY.

Index to Financial Statements, page F-1

Financial Statements of HealthSpring, Inc. and Subsidiaries, page F-2

2.  Recapitalization, page F-5

10. Please tell us why it was appropriate to expense the $1.7 million in transaction costs HealthSpring appeared to incur during the seven months ended September 30, 2005.

         RESPONSE: IN CONJUNCTION WITH THE RECAPITALIZATION TRANSACTION, NEWQUEST, LLC, THE COMPANY'S PREDECESSOR, AGREED TO PROVIDE RENAISSANCE PHYSICIAN ORGANIZATION, A TEXAS NONPROFIT CORPORATION ("RENAISSANCE"), VALUE EQUIVALENT TO A 1% COMMON EQUITY INTEREST IN THE COMPANY IN RETURN FOR AMENDMENTS TO CERTAIN AGREEMENTS IN CONNECTION WITH THE RECAPITALIZATION TRANSACTION. THE PARTIES AGREED THAT THE SPECIFIC TERMS OF THE COMMON EQUITY INTEREST WERE TO BE NEGOTIATED BY THE PARTIES SUBSEQUENT TO THE RECAPITALIZATION TRANSACTION CLOSING DATE AND WOULD BE BASED ON THE ACHIEVEMENT OF FUTURE PERFORMANCE GOALS OVER A PERIOD OF FIVE YEARS. BECAUSE THE TERMS OF THE COMMON EQUITY INTEREST WERE NOT DETERMINED AT THE DATE OF THE RECAPITALIZATION TRANSACTION, THE COMPANY WAS UNABLE TO ESTIMATE THE AMOUNT OF COST FOR THIS COMMITMENT. BECAUSE THE COST COULD NOT BE REASONABLY ESTIMATED, THE COMPANY DID NOT PROVIDE AN ACCRUAL IN ACCORDANCE WITH PARAGRAPH 8 OF STATEMENT OF FINANCIAL ACCOUNTING STANDARDS (SFAS) 5, ACCOUNTING FOR CONTINGENCIES.

         IN NEGOTIATIONS SUBSEQUENT TO MARCH 1, 2005, THE PARTIES HAVE BEEN NEGOTIATING A SETTLEMENT OF THIS COMMITMENT FOR A CASH PAYMENT WITHOUT REFERENCE TO FUTURE PERFORMANCE GOALS. THE COMPANY MADE A $1.7 MILLION CASH SETTLEMENT OFFER TO RENAISSANCE IN NOVEMBER 2005. RENAISSANCE IS CONSIDERING THIS OFFER. BECAUSE THE AMOUNT TO SETTLE THE COMMITMENT CAN NOW BE ESTIMATED, THE $1.7 MILLION WAS RECORDED BY THE COMPANY AS A TRANSACTION EXPENSE IN THE SEVEN-MONTH PERIOD ENDED SEPTEMBER 30, 2005 IN ACCORDANCE WITH THE PROVISIONS OF PARAGRAPHS 8 AND 39 OF SFAS 5. THE $1.7 MILLION WAS RECORDED BY THE COMPANY AS A TRANSACTION EXPENSE AS IT WAS RELATED TO A COMMITMENT MADE BY NEWQUEST, LLC AS THE SELLER IN THE RECAPITALIZATION TRANSACTION. NEGOTIATIONS AMONG THE PARTIES ARE STILL ONGOING AND THIS ESTIMATED ACCRUAL COULD BE ADJUSTED IN ACCORDANCE WITH THE PROVISIONS OF SFAS 5 AS NEGOTIATIONS PROCEED AND THE AMOUNT OF THE SETTLEMENT IS FINALIZED.

Mr. Jeffrey Riedler
Securities and Exchange Commission
January 5, 2006
Page 6


Financial Statements of NewQuest, LLC as of and for the Years Ended..., page F-14

Notes to Consolidated Financial Statements, page F-19

(1)  Organization and Summary of Significant Accounting Policies, page F-19

(a)  Description of Business and Basis of Presentation, page F-19

GulfQuest, LP (GulfQuest), page F-18

11. Please elaborate on your assertion, in response to prior comment 63, that you do not believe either FIN 46(R) or EITF 97-2 requires you to consolidate any of the independent physician associations managed by GulfQuest. In so doing, please tell us whether each guidance is applicable, as we had requested, and why or why not. If either is applicable, please cite the specific paragraphs of the applicable guidance that caused you to believe the consolidation was not required.

         RESPONSE: GULFQUEST HAS MANAGEMENT SERVICES AGREEMENTS AND IPA SERVICES AGREEMENTS WITH EACH OF PRINCETON PREMIER IPA, INC., AN ALABAMA NONPROFIT CORPORATION ("PREMIER"), ST. THOMAS MEDICAL NETWORK, INC., A TENNESSEE NONPROFIT CORPORATION ("ST. THOMAS"), HERITAGE MEDICAL NETWORK, INC., A TENNESSEE NONPROFIT CORPORATION ("HERITAGE"), AND RENAISSANCE PHYSICIAN ORGANIZATION, A TEXAS NONPROFIT CORPORATION ("RENAISSANCE") (COLLECTIVELY, THE "CORPORATIONS"). THE CORPORATIONS ARE INDEPENDENT PHYSICIAN ASSOCIATIONS THAT CONTRACT WITH HEALTH CARE PROVIDERS AND ARRANGE FOR MEDICAL SERVICES TO BE PROVIDED TO ENROLLEES OF VARIOUS HEALTH PLANS, INCLUDING ENROLLEES IN THE COMPANY'S HEALTH PLANS. EACH OF THE CORPORATIONS IS ORGANIZED AS A NONPROFIT CORPORATION, BUT IS TAXED AS A C CORPORATION FOR FEDERAL TAX PURPOSES.

         IN ADDITION TO ITS MANAGEMENT CONTRACTS, GULFQUEST HOLDS A MEMBERSHIP INTEREST IN EACH OF THE CORPORATIONS, OTHER THAN HERITAGE. IN ADDITION, GULFQUEST OWNS A 42% MEMBERSHIP INTEREST IN AN INDEPENDENT PHYSICIAN ASSOCIATION THAT IS A MEMBER OF RENAISSANCE. IN EACH CASE WHERE GULFQUEST HAS A MEMBERSHIP INTEREST IN ONE OF THE CORPORATIONS, IT HOLDS A SEPARATE CLASS OF MEMBERSHIP INTEREST THAN THE PHYSICIAN AFFILIATED MEMBERS OF THE CORPORATIONS. THE SEPARATE MEMBERSHIP INTEREST PROVIDES GULFQUEST CERTAIN NEGOTIATED GOVERNANCE RIGHTS WITH RESPECT TO THE CORPORATIONS (FOR EXAMPLE, THE RIGHTS TO ELECT CERTAIN OF THE DIRECTORS OF THE CORPORATIONS). ALL ACTIONS OF THE BOARD OF DIRECTORS REQUIRE THE APPROVAL OF A MAJORITY OF BOTH THE DIRECTORS APPOINTED BY THE PHYSICIAN AFFILIATED MEMBERS AND THE DIRECTORS APPOINTED BY GULFQUEST. BECAUSE THE CORPORATIONS ARE NONPROFIT CORPORATIONS, GULFQUEST DOES NOT RECEIVE ANY DIVIDENDS OR DISTRIBUTIONS FROM THE CORPORATIONS BASED UPON ITS MEMBERSHIP IN THE CORPORATIONS. IN ADDITION, THE MEMBERSHIP INTERESTS HELD BY GULFQUEST DO NOT HAVE ANY TRANSFERABLE OR RESIDUAL ECONOMIC VALUE.

         EITF 97-2. THE COMPANY ADVISES THE STAFF THAT UNDER EITF 97-2, GULFQUEST'S ARRANGEMENTS WITH THE CORPORATIONS DO NOT REQUIRE THE COMPANY TO CONSOLIDATE ANY OF THE CORPORATIONS BECAUSE GULFQUEST DOES NOT HAVE A "CONTROLLING FINANCIAL INTEREST" IN ANY OF THE CORPORATIONS AS DESCRIBED IN ISSUE 1 OF EITF 97-2. SPECIFICALLY, GULFQUEST'S ARRANGEMENTS WITH RENAISSANCE DO NOT SATISFY FIVE OF THE SIX CRITERIA LISTED IN ISSUE 1 OF EITF

Mr. Jeffrey Riedler
Securities and Exchange Commission
January 5, 2006
Page 7


         97-2 DEFINING A CONTROLLING FINANCIAL INTEREST AND THE ARRANGEMENTS WITH THE OTHER CORPORATIONS DO NOT SATISFY ANY OF THE SIX CRITERIA LISTED IN ISSUE 1 OF EITF 97-2.

         FIN 46(R). THE COMPANY DOES NOT BELIEVE FIN 46(R) APPLIES TO GULFQUEST'S ARRANGEMENTS WITH THE CORPORATIONS FOR THE REASONS SET FORTH BELOW:

                  EACH OF THE CORPORATIONS IS A NONPROFIT CORPORATION. NONPROFIT CORPORATIONS ARE EXCLUDED FROM THE SCOPE OF FIN 46(R) PURSUANT TO PARAGRAPH 4(a) THEREOF. IN ADDITION, THE COMPANY BELIEVES EACH OF THE CORPORATIONS IS A "BUSINESS" AS DESCRIBED IN PARAGRAPH 4(h) AND APPENDIX C OF FIN 46(R), AND THAT NONE OF THE CONDITIONS DESCRIBED IN PARAGRAPHS 4(h)(1)-(4) ARE MET.

                  MOREOVER, THE COMPANY DOES NOT BELIEVE ITS MEMBERSHIP INTERESTS IN THE CORPORATIONS OR ITS MANAGEMENT SERVICES AGREEMENTS OR ITS IPA SERVICES AGREEMENTS WITH THE CORPORATIONS CONSTITUTE "SIGNIFICANT VARIABLE INTERESTS" PURSUANT TO FIN 46(R). GULFQUEST'S MEMBERSHIP INTERESTS IN THE CORPORATIONS ARE NOT VARIABLE INTERESTS AS DEFINED IN PARAGRAPH 2(c) OF FIN 46(R) BECAUSE (1) GULFQUEST DOES NOT RECEIVE ANY DISTRIBUTIONS OR DIVIDENDS AS A RESULT OF ITS MEMBERSHIP IN THE CORPORATIONS AND (2) THE ECONOMIC VALUE OF ITS MEMBERSHIP INTERESTS DOES NOT CHANGE WITH CHANGES IN THE FAIR VALUE OF THE CORPORATIONS' NET ASSETS, EXCLUSIVE OF VARIABLE INTERESTS. GULFQUEST RECEIVES PAYMENTS FROM THE CORPORATIONS PURSUANT TO ITS IPA SERVICES AGREEMENTS AND MANAGEMENT SERVICES AGREEMENTS BASED UPON A PERCENTAGE OF THE CORPORATION'S PROFITS AND REVENUE. THE COMPANY BELIEVES THESE AGREEMENTS ARE NOT VARIABLE INTERESTS, PURSUANT TO FIN 46(R), BECAUSE (1) THE PAYMENTS UNDER THE AGREEMENTS DO NOT CHANGE WITH THE CHANGES IN THE FAIR VALUE OF THE CORPORATIONS' NET ASSETS, EXCLUSIVE OF VARIABLE INTERESTS, AND (2) THESE AGREEMENTS SATISFY THE CONDITIONS SET FORTH IN PARAGRAPH B22 OF FIN 46(R).

         IF FIN 46(R) WERE TO APPLY TO GULFQUEST'S ARRANGEMENTS WITH THE CORPORATIONS, THE COMPANY HAS CONSIDERED THE REQUIREMENTS OF FIN 46(R) AND CONCLUDED THAT IT WOULD NOT HAVE TO CONSOLIDATE ANY OF THE CORPORATIONS BECAUSE GULFQUEST IS NOT THE "PRIMARY BENEFICIARY" OF THE VARIABLE INTERESTS OF THE CORPORATIONS AS DESCRIBED IN PARAGRAPH 14 OF FIN 46(R) AS GULFQUEST DOES NOT ABSORB A MAJORITY OF THE CORPORATIONS' EXPECTED LOSSES OR RECEIVE A MAJORITY OF THE CORPORATIONS' EXPECTED RESIDUAL RETURNS.

(m)  Fee Revenue, page F-25

12. Please tell us why it is appropriate to present, within medical expense, the fees you receive based on a share of the profits related to members of NewQuest's HMO subsidiaries, as per your revised disclosures and your response to prior comment 70. Please cite the specific accounting literature supporting this presentation.

         RESPONSE: THE TERMS OF THE HMO SERVICES AGREEMENTS OF CERTAIN OF THE INDEPENDENT PHYSICIAN ASSOCIATIONS ("IPAS") MANAGED BY THE COMPANY PROVIDE FOR THE PAYMENT BY THE COMPANY OF A CAPITATION-BASED ADVANCE (WHICH IS RECORDED AS MEDICAL EXPENSE) TO THE IPA FOR PROFESSIONAL MEDICAL SERVICES PROVIDED ON BEHALF OF MEMBERS OF THE COMPANY'S HMO. PURSUANT TO ITS MANAGEMENT AGREEMENTS WITH THE IPAS, THE COMPANY RECEIVES A PERCENTAGE

Mr. Jeffrey Riedler
Securities and Exchange Commission
January 5, 2006
Page 8


         OF THE "PROFITS" OF THE IPA, INCLUDING PROFITS RELATED TO PROFESSIONAL MEDICAL SERVICES PROVIDED TO THE COMPANY'S HMO MEMBERS. THE COMPANY BELIEVES THAT THE SUBSTANCE OF THE TRANSACTIONS RELATED TO ITS MEMBERS IS SUCH THAT THE INITIAL PAYMENT REPRESENTS AN ADVANCE AGAINST ANTICIPATED MEDICAL LOSS EXPERIENCE AND AS SUCH THE PROFIT PAYMENT RECORDED AT THE END OF THE MONTH REPRESENTS A PARTIAL RETURN OF THE CAPITATION ADVANCE. THE COMPANY BELIEVES THAT THE SUBSTANCE OF THIS ARRANGEMENT IS SUCH THAT THE FIRST PAYMENT REPRESENTS A RECIPROCAL TRANSFER UNDER THE PROVISIONS OF STATEMENT OF FINANCIAL ACCOUNTING CONCEPTS 6 AND AS SUCH SHOULD BE ADJUSTED AS A CREDIT TO EXPENSE FOR THE PROFIT PAYMENT SUBSEQUENTLY RECEIVED. FURTHERMORE, THE COMPANY INFORMS THE STAFF THAT SIMILAR PAYMENTS MADE BY THE COMPANY UNDER NON-RECIPROCAL ARRANGEMENTS ARE EXPENSED AS INCURRED AND PROFIT DISTRIBUTIONS RELATED TO THESE ARRANGEMENTS ARE INCLUDED IN FEE REVENUE.

         THE COMPANY SUPPLEMENTALLY ADVISES THE STAFF THAT FEES RELATED TO RECIPROCAL ARRANGEMENTS INCLUDED IN MEDICAL EXPENSE FOR THE COMBINED ELEVEN MONTH PERIOD ENDED NOVEMBER 30, 2005 WERE $6.7 MILLION AND REPRESENTED SLIGHTLY MORE THAN 1% OF MEDICAL EXPENSES FOR THE COMBINED ELEVEN MONTH PERIOD THEN ENDED.

(o)  Earnings per Member Unit, page F-25

13. Please tell clarify your assertion, included in your response to prior comment 71, that the phantom membership agreements were "not dilutive". If you believe that they should not have been consider as potentially dilutive, please cite the specific paragraphs of SFAS 128 supporting that belief. However, if you considered them as potentially dilutive, please elaborate on how, under SFAS 128, they would be antidilutive "because amounts thereunder were only payable thereunder in the event of the sale of the Company".

         In addition, as your responded that the TennQuest ownership interests were potentially dilutive, please revise your disclosures, here and on page F-7, that there were no potentially dilutive units so that it complies with paragraph 40(c) of SFAS 128.

         RESPONSE: THE ORIGINAL PHANTOM MEMBERSHIP AGREEMENTS ENTERED INTO BY NEWQUEST, LLC AND CERTAIN OF ITS OFFICERS AND SENIOR EXECUTIVES ONLY PROVIDED FOR CASH SETTLEMENT. THUS, UNDER THESE AGREEMENTS THERE WERE NO DILUTIVE POTENTIAL MEMBERSHIP UNITS THAT WOULD NEED TO BE CONSIDERED IN THE PRESENTATION OF NET INCOME PER MEMBERSHIP UNIT, WHICH IS IN ACCORDANCE WITH PARAGRAPH 11 OF SFAS 128. IN CONNECTION WITH THE PENDING RECAPITALIZATION TRANSACTION, THE DEFINITIVE AGREEMENTS RELATING TO WHICH WERE ENTERED INTO ON NOVEMBER 10, 2004, NEWQUEST, LLC AND THE HOLDERS OF THE PHANTOM MEMBERSHIP UNITS AGREED TO CONVERT THE PHANTOM MEMBERSHIP UNITS INTO ACTUAL UNITS ON DECEMBER 31, 2004. THE WEIGHTED AVERAGE BASIC AND DILUTED MEMBERSHIP UNITS OUTSTANDING IN 2004 INCLUDE THE NUMBER OF MEMBERSHIP UNITS ISSUED FOR THE PHANTOM MEMBERSHIP UNITS FROM THE DATE OF THE CONVERSION.

         THE COMPANY BELIEVES THE DISCLOSURE ON PAGE F-7 OF THE REGISTRATION STATEMENT IS CORRECT. THE DISCLOSURE ON PAGE F-27 OF THE REGISTRATION STATEMENT HAS BEEN REVISED IN ACCORDANCE WITH THE STAFF'S COMMENT WITH RESPECT TO THE POTENTIALLY DILUTIVE UNITS.

Mr. Jeffrey Riedler
Securities and Exchange Commission
January 5, 2006
Page 9


(21)  Phantom Membership Agreements, page F-40

14. As we had requested in our prior comment 75, please cite the specific literature supporting your accounting for the phantom membership agreements. In so doing, please tell us whether the they are within the scope of SFAS 123 and EITF 96-18 and why or why not. If so, please tell us how you have complied with the applicable guidance.

         RESPONSE: ALL BUT ONE OF THE PHANTOM MEMBERSHIP AGREEMENTS WERE WITH EMPLOYEES OF THE COMPANY, AND, AS SUCH WERE NOT WITHIN THE SCOPE OF EITF 96-18. THE ORIGINAL PHANTOM MEMBERSHIP AGREEMENTS ENTERED INTO BY NEWQUEST, LLC AND CERTAIN OF ITS OFFICERS AND SENIOR EXECUTIVES ONLY PROVIDED FOR CASH SETTLEMENT. THESE SHARES WERE GRANTED WITH A NOTIONAL GRANT PRICE THAT WAS DETERMINED BY THE COMPANY'S BOARD OF DIRECTORS TO REPRESENT THE FAIR MARKET VALUE OF THE COMPANY'S MEMBERSHIP UNITS ON THE DATE OF GRANT. FURTHERMORE, THE VESTING OF THE PHANTOM MEMBERSHIP UNITS WAS CONTINGENT UPON THE OCCURRENCE OF SPECIFIED EVENTS (E.G., CONSUMMATION OF THE ACQUISITION OF THE COMPANY OR CONSUMMATION OF AN INITIAL PUBLIC OFFERING) WHICH WERE NOT CONSIDERED TO BE PROBABLE AT THE GRANT DATE OR THROUGH THE DATE OF THE CONVERSION OF THE PHANTOM UNIT INTERESTS INTO NEWQUEST, LLC MEMBERSHIP UNITS. ACCORDINGLY, AS PERMITTED BY PARAGRAPH 11 OF SFAS 123, THE COMPANY APPLIED THE INTRINSIC-VALUE-BASED METHOD OF ACCOUNTING AS PRESCRIBED BY APB OPINION NO. 25 IN VALUING THE GRANTS. IN ACCORDANCE WITH THE LAST SENTENCE OF PARAGRAPH 10B OF OPINION NO. 25, WHICH STATES THAT THE MEASUREMENT DATE FOR DETERMINING COMPENSATION COST MAY BE LATER THAN THE DATE OF GRANT OR AWARD IN PLANS WITH VARIABLE TERMS THAT DEPEND ON EVENTS AFTER DATE OF GRANT OR AWARD, THE MEASUREMENT DATE FOR THE COMPENSATION RELATED TO THE PHANTOM UNITS WOULD HAVE BEEN UNKNOWN UNTIL THE CONSUMMATION OF ONE OF THE EVENTS DESCRIBED ABOVE. NONE OF THE DEFINED EVENTS OCCURRED PRIOR TO DECEMBER 31, 2004. IN CONNECTION WITH THE PENDING RECAPITALIZATION TRANSACTION (THE DEFINITIVE AGREEMENTS RELATING TO WHICH WERE ENTERED INTO ON NOVEMBER 10, 2004), NEWQUEST, LLC AND THE HOLDERS OF THE PHANTOM MEMBERSHIP UNITS AGREED TO CONVERT THE PHANTOM MEMBERSHIP UNITS INTO ACTUAL UNITS ON DECEMBER 31, 2004. AS A RESULT, THE COMPANY RECOGNIZED COMPENSATION EXPENSE ON DECEMBER 31, 2004 UPON THE CONVERSION OF THE PHANTOM UNITS, BY THE COMPANY, TO MEMBERSHIP UNITS OF NEWQUEST, LLC.

         THE COMPANY SUPPLEMENTALLY ADVISES THE STAFF OF A PHANTOM MEMBERSHIP AGREEMENT WITH A NON-EMPLOYEE DIRECTOR IN 2004 THAT WOULD HAVE FALLEN WITHIN THE SCOPE OF SFAS 123 AND EITF 96-18. THE COMPENSATION CHARGE RELATED TO THIS ARRANGEMENT IS INCLUDED AS A COMPONENT OF THE OVERALL CONVERSION OF PHANTOM UNITS TO ACTUAL MEMBERSHIP UNITS AT DECEMBER 31, 2004.

Item 16.  Exhibits and Financial Statement Schedules, page II-3

15. Agreements filed pursuant to Item 601(b)(10) of Regulation S-K are typically material enough that their principal terms should also be discussed in the body of the filing. Please ensure that you provide appropriate disclosure concerning each of these contracts. In your response letter, please list the page numbers where each exhibit filed under Item 601(b)(10) is discussed in your filing.

Mr. Jeffrey Riedler
Securities and Exchange Commission
January 5, 2006
Page 10


   RESPONSE: THE COMPANY BELIEVES IT HAS PROVIDED APPROPRIATE DISCLOSURE CONCERNING EACH OF THE CONTRACTS IT HAS FILED PURSUANT TO ITEM
   601(b)(10). THE PAGE NUMBERS WHERE EACH SUCH CONTRACT IS DISCUSSED IN THE REGISTRATION STATEMENT ARE AS FOLLOWS:

     o 10.1 PURCHASE AND EXCHANGE AGREEMENT, DATED AS OF NOVEMBER 10, 2004, BY AND AMONG NEWQUEST, LLC, HEALTHSPRING, INC., NEWQUEST, INC., THE STOCKHOLDERS REPRESENTATIVE AND EACH OF THE OTHER STOCKHOLDERS OF HEALTHSPRING, INC. WHOSE NAMES APPEAR ON THE SCHEDULES OR SIGNATURE PAGES THERETO, AS AMENDED -- PAGES 27, 37, 96, F-5 AND F-39 OF THE REGISTRATION STATEMENT.
     o 10.2 STOCK PURCHASE AGREEMENT, DATED AS OF MARCH 1, 2005, AMONG GTCR FUND VIII, L.P., GTCR FUND VIII/B, L.P., GTCR CO-INVEST II, L.P., AND EACH OF THE OTHER STOCKHOLDERS THERETO -- PAGES 96, F-5 AND F-39 OF THE REGISTRATION STATEMENT.
     o 10.3 PROFESSIONAL SERVICES AGREEMENT, DATED MARCH 1, 2005 AMONG GTCR GOLDER RAUNER II, L.L.C. AND HEALTHSPRING, INC. -- PAGES 97 AND F-10 OF THE REGISTRATION STATEMENT.
     o 10.4 FORM OF HEALTHSPRING, INC. RESTRICTED STOCK PURCHASE AGREEMENT -- PAGES 90 AND F-9 OF THE REGISTRATION STATEMENT.
     o 10.5 HEALTHSPRING, INC. 2005 STOCK OPTION PLAN -- PAGES 91 AND F-9 OF THE REGISTRATION STATEMENT.
     o 10.6 FORM OF NON-QUALIFIED STOCK OPTION AGREEMENT (OPTION PLAN) -- PAGE 91 AND F-9 OF THE REGISTRATION STATEMENT.
     o 10.7 HEALTHSPRING, INC. 2006 EQUITY INCENTIVE PLAN -- PAGES 91-95 OF THE REGISTRATION STATEMENT.
     o    10.8 FORM OF NON-QUALIFIED STOCK OPTION AGREEMENT (EQUITY INCENTIVE
          PLAN) -- DESCRIBED GENERALLY ON PAGE 93 OF THE REGISTRATION STATEMENT.
     o 10.9 FORM OF INCENTIVE STOCK OPTION AGREEMENT (EQUITY INCENTIVE PLAN) -- DESCRIBED GENERALLY ON PAGE 93, OF THE REGISTRATION STATEMENT.
     o 10.10 FORM OF RESTRICTED STOCK AWARD AGREEMENT (EMPLOYEES AND OFFICERS) (EQUITY INCENTIVE PLAN) -- DESCRIBED GENERALLY ON PAGE 93 OF THE REGISTRATION STATEMENT.
     o 10.11 FORM OF RESTRICTED STOCK AWARD AGREEMENT (DIRECTORS) (EQUITY INCENTIVE PLAN) -- DESCRIBED GENERALLY ON PAGE 93 OF THE REGISTRATION STATEMENT.
     o 10.12 AMENDED AND RESTATED EMPLOYMENT AGREEMENT BETWEEN REGISTRANT AND HERBERT A. FRITCH -- PAGES 89 AND 90 OF THE REGISTRATION STATEMENT.
     o 10.13 AMENDED AND RESTATED EMPLOYMENT AGREEMENT BETWEEN REGISTRANT AND JEFFREY L. ROTHENBERGER -- PAGES 89 AND 90 OF THE REGISTRATION STATEMENT.
     o    10.14 AMENDED AND RESTATED EMPLOYMENT AGREEMENT BETWEEN REGISTRANT AND
          J. MURRAY BLACKSHEAR -- PAGES 89 AND 90 OF THE REGISTRATION STATEMENT.
     o 10.15 AMENDED AND RESTATED EMPLOYMENT AGREEMENT BETWEEN REGISTRANT AND KEVIN M. MCNAMARA -- PAGES 89 AND 90 OF THE REGISTRATION STATEMENT.
     o 10.16 FORM OF INDEMNIFICATION AGREEMENT -- PAGE 106 OF THE REGISTRATION STATEMENT.
     o 10.17 CONTRACT P00900 BETWEEN CENTERS FOR MEDICARE & MEDICAID SERVICES AND HEALTHSPRING OF TENNESSEE, INC. -- DESCRIBED GENERALLY ON PAGES 14, 38, 39, 59 AND 68 OF THE REGISTRATION STATEMENT.

Mr. Jeffrey Riedler
Securities and Exchange Commission
January 5, 2006
Page 11


     o 10.18 CONTRACT P01184 BETWEEN CENTERS FOR MEDICARE & MEDICAID SERVICES AND TEXAS HEALTHSPRING, LLC -- DESCRIBED GENERALLY ON PAGES 14, 38, 39, 59 AND 68 OF THE REGISTRATION STATEMENT.
     o 10.19 CONTRACT P00749 BETWEEN CENTERS FOR MEDICARE & MEDICAID SERVICES AND HEALTHSPRING OF ALABAMA, INC. -- DESCRIBED GENERALLY ON PAGES 14, 38, 39, 59 AND 68 OF THE REGISTRATION STATEMENT.
     o 10.20 CONTRACT P01319 BETWEEN CENTERS FOR MEDICARE & MEDICAID SERVICES AND HEALTHSPRING OF ILLINOIS -- DESCRIBED GENERALLY ON PAGES 14, 38, 39, 59 AND 68 OF THE REGISTRATION STATEMENT.
     o 10.21 CONTRACT H4407 (P01434) BETWEEN CENTERS FOR MEDICARE & MEDICAID SERVICES AND HEALTHSPRING OF TENNESSEE, INC. -- DESCRIBED GENERALLY ON PAGES 14, 38, 39, 59 AND 68 OF THE REGISTRATION STATEMENT.
     o 10.22 AMENDED AND RESTATED IPA SERVICES AGREEMENT DATED MARCH 1, 2003 BY AND BETWEEN TEXAS HEALTHSPRING, LLC AND RENAISSANCE PHYSICIAN ORGANIZATION, AS AMENDED -- PAGES 16, 73, 74, 99, 100, F-29 AND F-30 OF THE REGISTRATION STATEMENT.
     o 10.23 FULL-SERVICE MANAGEMENT AGREEMENT DATED APRIL 16, 2001 BY AND BETWEEN GULFQUEST, L.P. AND RENAISSANCE PHYSICIAN ORGANIZATION, AS AMENDED -- PAGES 16, 73, 74, 99, 100, F-29 AND F-30 OF THE
          REGISTRATION STATEMENT.
     o 10.24 AGREEMENT DATED MAY 28,1993 BETWEEN THE BAPTIST HOSPITAL AND DST HEALTH SOLUTIONS, INC. (F/K/A CSC HEALTHCARE SYSTEMS, INC.), AS AMENDED -- PAGE 80 OF THE REGISTRATION STATEMENT.
     o 10.25 MASTER SERVICE AGREEMENT DATED JUNE 13, 2003 BETWEEN OAO HEALTHCARE SOLUTIONS, INC. AND TEXQUEST, LLC, ON BEHALF OF GULFQUEST, L.P. -- PAGE 80 OF THE REGISTRATION STATEMENT.

                             ----------------------

         Please do not hesitate to contact me at (615) 742-7765, Jim Jenkins at
(615) 742-6236 or Howard Lamar at (615) 742-6209 if you have any questions or further comments. Thank you in advance for your prompt attention to this matter.

                                          Sincerely,

                                          /s/ Ryan D. Thomas

                                          Ryan D. Thomas

RDT:rmr

cc   Greg Belliston, Securities and Exchange Commission
     Oscar Young, Securities and Exchange Commission
     Keira Ino, Securities and Exchange Commission
     Kevin M. McNamara, Executive Vice President and Chief Financial Officer,
       HealthSpring, Inc.
     J. Gentry Barden, Senior Vice President, Corporate General Counsel and Secretary, HealthSpring, Inc.
     Howard H. Lamar III Esq., Bass, Berry & Sims PLC
     J. James Jenkins, Jr., Esq., Bass, Berry & Sims PLC
     Richard B. Aftanas, Esq., Skadden, Arps, Slate, Meagher & Flom LLP